UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LONGFIN CORP.

 (Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

54304 F 106

 (CUSIP Number)

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP
345 Park Avenue

New York, New York 10154

(212) 407-4159

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [  ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.	54304 F 106	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Venkata S. Meenavalli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIA

	7	SOLE VOTING POWER 42,150,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 42,150,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,150,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%*
14	TYPE OF REPORTING PERSON IN

* Based on 76,540,989 shares of Class A Common Stock and Class B Common Stock (collectively, the “Common Stock”) of Longfin Corp. issued and outstanding as of February 12, 2018. Shares of Class A Common Stock and Class B Common Stock vote together on all matters subject to shareholder approval except as otherwise required by applicable law and, accordingly, percentages shown are based on the aggregate of all outstanding shares of Common Stock notwithstanding that as of the date hereof shares of Class B Common Stock are not convertible by their terms into shares of Class A Common Stock. Excludes 27,500,000 shares owned by Stampede Capital Limited (“SCL”) as to which Mr. Meenavalli hereby expressly disclaims beneficial ownership other than with respect to his proportional interest in such shares by virtue of his ownership of shares of SCL.

CUSIP No.	54304 F 106	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON STAMPEDE CAPITAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIA

	7	SOLE VOTING POWER 27,500,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 27,500,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36%*
14	TYPE OF REPORTING PERSON CO

* Based on 76,540,989 shares of Common Stock of Longfin Corp. issued and outstanding as of February 12, 2018. Mr. Meenavalli may act pursuant to a power of attorney over such shares, which may result in Mr. Meenavalli being deemed to be the beneficial owner thereof, which Mr. Meenavalli hereby expressly disclaims other than with respect to his proportional interest in such shares by virtue of his ownership of shares of SCL

Page 4 of 10 Pages

Item 1. Security and Issuer.

This statement relates to the class A common stock, par value $0.00001 per share (“Common Stock”), of Longfin Corp., a Delaware corporation (the “Company” or the “Issuer”). Shares of Class A Common Stock and Class B common stock, par value $0.00001 per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) vote together on all matters subject to shareholder approval except as otherwise required by applicable law and, accordingly, percentages reflected in this Schedule 13D are based on the aggregate of all outstanding shares of Common Stock notwithstanding that as of the date hereof shares of Class B Common Stock are not convertible by their terms into shares of Class A Common Stock. The Reporting Persons approved the amendment of the Company’s certificate of incorporation to provide for the Class B Common Stock to be freely convertible into shares of Class A Common Stock, subject to effectiveness of an Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission on February 13, 2018 upon the closing of the financing transaction described in Item 6 below.

The address of the Issuer’s principal executive office is 16-017, 85 Broad Street, New York, NY 10004.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by:

(i) Venkata S. Meenavalli (“Mr. Meenavalli”), a citizen of India. By virtue of his ownership of 95% of the outstanding interests in Meridian Enterprises Pte. Ltd. (“Meridian”), Mr. Meenavalli is also the beneficial owner of 2,150,000 shares of Common Stock owned of record by Meridian; and

(ii) Stampede Capital Limited, a company incorporated in India (“SCL”). By virtue of his ability to influence the voting and disposition of the Common Stock held or controlled by SCL, Mr. Meenavalli may be deemed to have beneficial ownership of the Common Stock owned of record by SCL, which beneficial ownership Mr. Meenavalli hereby expressly disclaims except to the extent of his proportional interest in such shares by virtue of his ownership of shares of SCL.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of Mr. Meenavalli’s principal business is 16-017, 85 Broad Street, New York, NY 10004. The address of SCL’s principal business is A-Z Elite, 1st Floor, Plot No. 197, Guttala Begumpet Village, Madhapur, Hyderabad - 500081. Telangana, India.

(c) The principal business of SCL is investment holdings and trading technologies, whereby Mr. Meenavalli is a business executive in financial services technology.

(d) During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 10 Pages

Item 3. Source and Amount of Funds and Other Consideration.

Each Reporting Person acquired shares of the Issuer’s Common Stock pursuant to the terms of Share Exchange Agreement dated March 1, 2017 (including the related Addendum dated April 20, 2017, the “Exchange Agreement”) by and among the Company and Stampede Tradex Pte. Ltd., a Singapore corporation (“Stampede”) and the holders of all outstanding shares of Stampede (the “Stampede Shareholders”). Under the Exchange Agreement, the Issuer acquired all of the outstanding shares of Stampede (the “Stampede Shares”) from the Stampede Shareholders and the Stampede Shareholders transferred all of the Stampede Shares to the Issuer. In exchange, the Issuer agreed to issue to the Stampede Shareholders or their designee, an aggregate of 50,00,000 shares of the Common Stock (the “Exchange Shares”) upon the qualification of the Issuer’s Offering Statement on Form 1-A under the Securities Act of 1933, as amended (the “Securities Act”). On July 6, 2017, the Company issued Mr. Meenavalli 7,500,000 of the Exchange Shares in the form of Class B Common Stock. On July 7, 2017, the Company issued Mr. Meenavalli 22,500,000 of the Exchange Shares in the form of Class B Common Stock and SCL 27,500,000 of the Exchange Shares in the form of Class A Common Stock.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement and the related Addendum, attached as Exhibits 6.1 and 6.2 to the Issuer’s Post Qualification Amendment to Offering Statement on Form 1-A and incorporated herein by reference.

On December 11, 2017, the Company announced that it had entered into a definitive asset purchase agreement (the “Asset Purchase Agreement”) with Meridian and certain other parties (the “Ziddu Owners”) for the purpose of purchasing Meridian’s website, www. Ziddu.com, in exchange for 2.5 million restricted shares of Class A Common Stock of the Company. On December 20, 2017, the Ziddu Owners (including Meridian) were issued an aggregate of 2,500,000 shares of Class A Common Stock (the “Asset Purchase Shares”) of which Meridian received 2,150,000 shares of Class A Common Stock.

The foregoing description of the Asset Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement attached as Exhibit 2 to the Issuer’s Current Report on Form 8-K filed on December 15, 2017 and incorporated herein by reference.

Item 4. Purpose of Transaction.

The purpose of the Exchange Agreement was for the Company to obtain 100% ownership of Stampede, which has operations in the financial services technology industry, and for the Stampede Shareholders, or their designee, inclusive of the Reporting Persons, to obtain an approximate 91% controlling interest in the Company, after giving effect to the completion of the Company’s initial public offering pursuant to Regulation A under the Securities Act and the concurrent listing of the Class A Common Stock on the NASDAQ Capital Market completed in the fourth quarter of 2017. The purpose of the Asset Purchase Agreement was for the Company to obtain the rights to the Ziddu Warehouse Token, a technology to be used in its cross-border financial technology business.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

Page 6 of 10 Pages

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) The approximate aggregate percentage of Issuer’s Common Stock reported beneficially owned by the Reporting Persons herein is based on 76,540,989 shares of Common Stock of the Company issued and outstanding as of January 29, 2018. Shares of Class A Common Stock and Class B Common Stock vote together on all matters subject to shareholder approval except as otherwise required by applicable law and, accordingly, percentages reflected in this Schedule 13D are based on the aggregate of all outstanding shares of Common Stock notwithstanding that as of the date hereof shares of Class B Common Stock are not convertible by their terms into shares of Class A Common Stock.

(b) Mr. Meenavalli directly owns 10,000,000 shares of Class A Common Stock and 30,000,000 shares of Class B Common Stock. Meridian directly owns 2,150,000 shares of Class A Common Stock. SCL directly owns 27,500,000 shares of Class A Common Stock. Although Mr. Meenavalli does not directly own the shares of Common Stock held by either SCL or Meridian, he may be deemed to be the beneficial owner of such shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Mr. Meenavalli hereby expressly disclaims beneficial ownership of the 27,500,000 shares of Class A Common Stock owned by SCL, other than with respect to his proportional interest in such shares by virtue of his ownership of shares of SCL. Due to such relationships, the Reporting Persons may be deemed to constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person.

(c) Other than the acquisition of the Exchange Shares and the Asset Purchase Shares reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

Page 7 of 10 Pages

(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 13, 2018, the Company disclosed that it completed a financing pursuant to a Securities Purchase Agreement (“SPA”) with an institutional investor pursuant to which the Company issued (1) Senior Convertible Notes to the investor in the aggregate principal amount of $52,700,000 (each, a “Note” and collectively, the “Notes”), consisting of (i) a Series A Note in the principal amount of $ 10,095,941.18, and (ii) a Series B Note in the principal amount of $ 42,604,058.82 (the “Series B Note”), and (2) a warrants to purchase 751,894 shares of Longfin Class A Common Stock, exercisable for a period of five years at an exercise price of $38.5493 per share (the “Investor Warrant”), for consideration consisting of (i) a cash payment of $5,000,000, and (ii) a secured promissory note payable by the investor to Longfin in the principal amount of $42,604,058.82. Pursuant to the SPA, each of Mr. Meenavalli and SCL entered into a voting and lockup agreement (the “Voting and Lockup Agreements”) with the Company agreeing to vote in favor of the entry into of the SPA and the issuance of the Notes and the Investor Warrant thereunder. The Voting and Lockup Agreements also requires that, for a period beginning on the closing date of the financing and ending on the date when all of the principal outstanding under the Series B Note issued to the investor consisting of Restricted Principal (as defined therein) has been satisfied, Mr. Meenavalli and SCL will not (i) dispose of or agree to dispose of, directly or indirectly, any securities of the Company, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company owned directly by the Principal Stockholders (including holding as a custodian) or (iii) permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, or limitation on such stockholder’s voting rights, charge or other encumbrance of any nature with respect to such stockholder’s securities in the Company or (iv) engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of such stockholders’ securities in the Company or (v) directly or indirectly initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing.

The foregoing description of the Voting and Lockup Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of agreement attached as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on January 23, 2018 and incorporated herein by reference.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 8 of 10 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.:	Title:
2.1(1)	Share Exchange Agreement dated March, 1, 2017
2.2(2)	Addendum 1 to Share Exchange Agreement dated April 20, 2017
2.3(3)	Asset Purchase Agreement dated December 11, 2017
2.3(3)	Form of Voting and Lockup Agreement

(1) Incorporated by reference to exhibit 1A-6 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 13, 2017.

(2) Incorporated by reference to exhibit 1A-6 to the Company’s Offering Statement on Form 1-A filed with the SEC on May 23, 2017.

(3) Incorporated by reference to exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2017.

(3) Incorporated by reference to exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on January 23, 2018.

In addition, the agreement of the Reporting Persons to file this statement jointly is attached hereto as Exhibit A.

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2018

/s/ Venkata S. Meenavalli
Name:	Venkata S. Meenavalli

STAMPEDE CAPITAL LIMITED

By:	/s/ Venkata S. Meenavalli
Name:	Venkata S. Meenavalli
Title:	Attorney in fact

Page 10 of 10 Pages

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of any issuer until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, Stampede Capital Limited hereby constitutes and appoints Venkata S. Meenavalli, as its true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Dated: February 16, 2018

/s/ Venkata S. Meenavalli
Name:	Venkata S. Meenavalli

STAMPEDE CAPITAL LIMITED

By:	/s/ Venkata S. Meenavalli
Name:	Venkata S. Meenavalli
Title:	Attorney in fact